NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

02034026

April 30, 2002

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated April 30, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

dlw 5/15

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

APRIL 30, 2002

News Release: **02-04**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Donner Minerals Ltd. on the South Voisey Bay Project.

In early September 2001, Northern Abitibi, together with South Voisey Bay Nickel Ltd. ('SVBN'), Donner Minerals Ltd., Major General Resources Ltd. and Pallaum Minerals Ltd., entered into an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23,000,000 on exploration.

Immediately thereafter, Falconbridge carried out a $750,000 work program consisting of geological mapping, line cutting, 139 line kilometres of UTEM geophysics, and diamond drill core re-logging. Falconbridge has compiled, integrated and interpreted all previous and new data to generate new drill targets for the 2002 program, and for future programs.

Based on a preliminary program and budget, the 2002 program is expected to include line cutting, geology, surface UTEM and borehole UTEM surveys, 3D modeling of magnetic and gravity data, and diamond drilling.

Diamond drilling in 12-20 shallow drill holes will target untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and resolved by the 2002 UTEM surveys. Weather permitting, it is expected that the camp will be operational by mid-June and that drilling will commence on drill ready targets by early July.

Falconbridge is required to spend an additional $1.25 million by the end of 2002, for a total of $2,000,000, to meet its expenditure commitments and maintain its option in good standing. Additional expenditures in 2002 will be contingent on results.

There are four ownership blocks in the South Voisey Bay Project: the SVBN properties; the Donner/Northern Abitibi joint venture property; the Donner/Major General joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The Northern Abitibi joint venture property covers roughly 39.5 square kilometers and is currently owned 48% by Northern Abitibi and 52% by Donner. Previous drilling has intersected numerous massive sulphide horizons within the gabbro host rocks and the underlying gneisses on the property including previously reported intersections consisting of 15.7 meters grading 1.13% nickel, 0.78% copper and 0.20% cobalt (drill hole 97-96) as well as 1.1 meters grading 11.75% nickel, 9.70% copper and 0.43% cobalt (drill hole 97-75).

James Devonshire, Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

// NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

APRIL 30, 2002

News Release: **02-04**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Donner Minerals Ltd. on the South Voisey Bay Project.

In early September 2001, Northern Abitibi, together with South Voisey Bay Nickel Ltd. ('SVBN'), Donner Minerals Ltd., Major General Resources Ltd. and Pallaum Minerals Ltd., entered into an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23,000,000 on exploration.

Immediately thereafter, Falconbridge carried out a $750,000 work program consisting of geological mapping, line cutting, 139 line kilometres of UTEM geophysics, and diamond drill core re-logging. Falconbridge has compiled, integrated and interpreted all previous and new data to generate new drill targets for the 2002 program, and for future programs.

Based on a preliminary program and budget, the 2002 program is expected to include line cutting, geology, surface UTEM and borehole UTEM surveys, 3D modeling of magnetic and gravity data, and diamond drilling.

Diamond drilling in 12-20 shallow drill holes will target untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and resolved by the 2002 UTEM surveys. Weather permitting, it is expected that the camp will be operational by mid-June and that drilling will commence on drill ready targets by early July.

Falconbridge is required to spend an additional $1.25 million by the end of 2002, for a total of $2,000,000, to meet its expenditure commitments and maintain its option in good standing. Additional expenditures in 2002 will be contingent on results.

There are four ownership blocks in the South Voisey Bay Project: the SVBN properties; the Donner/Northern Abitibi joint venture property; the Donner/Major General joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The Northern Abitibi joint venture property covers roughly 39.5 square kilometers and is currently owned 48% by Northern Abitibi and 52% by Donner. Previous drilling has intersected numerous massive sulphide horizons within the gabbro host rocks and the underlying gneisses on the property including previously reported intersections consisting of 15.7 meters grading 1.13% nickel, 0.78% copper and 0.20% cobalt (drill hole 97-96) as well as 1.1 meters grading 11.75% nickel, 9.70% copper and 0.43% cobalt (drill hole 97-75).

James Devonshire, Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE NO. 82-4749

NEWS RELEASE

APRIL 30, 2002

News Release: **02-04**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide the following update from Donner Minerals Ltd. on the South Voisey Bay Project.

In early September 2001, Northern Abitibi, together with South Voisey Bay Nickel Ltd. ('SVBN'), Donner Minerals Ltd., Major General Resources Ltd. and Pallaum Minerals Ltd., entered into an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23,000,000 on exploration.

Immediately thereafter, Falconbridge carried out a $750,000 work program consisting of geological mapping, line cutting, 139 line kilometres of UTEM geophysics, and diamond drill core re-logging. Falconbridge has compiled, integrated and interpreted all previous and new data to generate new drill targets for the 2002 program, and for future programs.

Based on a preliminary program and budget, the 2002 program is expected to include line cutting, geology, surface UTEM and borehole UTEM surveys, 3D modeling of magnetic and gravity data, and diamond drilling.

Diamond drilling in 12-20 shallow drill holes will target untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and resolved by the 2002 UTEM surveys. Weather permitting, it is expected that the camp will be operational by mid-June and that drilling will commence on drill ready targets by early July.

Falconbridge is required to spend an additional $1.25 million by the end of 2002, for a total of $2,000,000, to meet its expenditure commitments and maintain its option in good standing. Additional expenditures in 2002 will be contingent on results.

There are four ownership blocks in the South Voisey Bay Project: the SVBN properties; the Donner/Northern Abitibi joint venture property; the Donner/Major General joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The Northern Abitibi joint venture property covers roughly 39.5 square kilometers and is currently owned 48% by Northern Abitibi and 52% by Donner. Previous drilling has intersected numerous massive sulphide horizons within the gabbro host rocks and the underlying gneisses on the property including previously reported intersections consisting of 15.7 meters grading 1.13% nickel, 0.78% copper and 0.20% cobalt (drill hole 97-96) as well as 1.1 meters grading 11.75% nickel, 9.70% copper and 0.43% cobalt (drill hole 97-75).

James Devonshire, Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.